PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

06018005

No/Date : CEO/4605/17-10-06

Securities and Exchan
450 Fifth Street, NW
Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED
OCT 30 2006
WASH, D.C. 135

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

SUPPL

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5234604.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Dimitrios Maniatakis
Chief Executive Officer

Enclosure

- An announcement regarding a Directorate Change

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The "PUBLIC POWER CORPORATION S.A.", pursuant to requirements that arise from article 2 par.2e of the 3/347/2005 decision of the BoD's of the Capital market Commission, notifies that Mr. George Angelopoulos has been appointed on 16 October 2006, as the acting C.F.O. of the Company, until a new C.F.O. is selected.

ATHENS 16/10/2006